Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Personal Retirement Manager B Share Series III        Personal Retirement Manager C Share Series IV
Personal Retirement Manager L Share Series III        Huntington Personal Retirement Manager B Share Series III

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Personal Retirement Manager B Share Series III        Personal Retirement Manager C Share Series IV
Personal Retirement Manager I Share Series III        Personal Retirement Manager L Share Series III

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
The Director M            First Horizon Director M
Director M Platinum            AmSouth Variable Annuity M
The Director M Select        The Huntington Director M
Fifth Third Director M        Wells Fargo Director M
Classic Director M            Director M Ultra

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
The Director M            Wells Fargo Director M
The Director M Outlook        Wells Fargo Director M Outlook

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten
Putnam Capital Manager Series V

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten
Putnam Capital Manager Series V
Putnam Capital Manager Series I-IV

Supplement dated February 8, 2023 to the variable annuity prospectus dated May 2, 2022 and the updating summary prospectus dated May 2, 2022

Putnam Investment Management, LLC (“Putnam Management”), the investment manager of Putnam VT Multi-Cap Core Fund and “Putnam VT Growth Opportunities Fund” (the “Funds,” both a series of Putnam Variable Trust (the “Trust”)), has recommended, and the Trust’s Board of Trustees has approved, a change to the Funds’ names, each of which are described below. Putnam Management currently anticipates that the name change will be effective on April 30, 2023 (the “Effective Date”).

On the Effective Date, all references in your variable annuity prospectus and summary prospectus will be revised as follows:

All references to “Putnam VT Multi-Cap Core Fund” will be deleted and replaced with “Putnam VT Core Equity Fund.” In addition, all references to “Putnam VT Growth Opportunities Fund” will be deleted and replaced with “Putnam VT Large Cap Growth Fund.”

This supplement should be retained for future reference.
HV-7956